Filed Pursuant to Rule 433

Registration Number 333-190160

International Business Machines Corporation
July 29, 2013
Pricing Term Sheet

3.375% Notes due 2023

Floating Rate Notes due 2015

Issuer	International Business Machines Corporation
Expected Issuer Ratings*	Aa3/AA-/A+ (Moody’s/S&P/Fitch)
Format	SEC Registered
Trade Date	July 29, 2013
Settlement Date	(T+3); August 1, 2013
Joint Bookrunning Managers	Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC
Co-Managers	Lebenthal & Co., LLC, Loop Capital Markets LLC, Mitsubishi UFJ Securities (USA), Inc. and Santander Investment Securities Inc.
	2023 Notes	Floating Rate Notes
Size	$1,500,000,000	$650,000,000
Maturity	August 1, 2023	July 29, 2015
Interest Payment Dates	February 1 and August 1	Quarterly on January 29, April 29, July 29 and October 29
First Interest Payment Date	February 1, 2014	October 29, 2013
Coupon	3.375%	Spread to LIBOR:	+ 3 bps
		Designated LIBOR page:	Reuters Screen LIBOR01 Page
		Index Maturity:	3 Months
		Interest Reset Period:	Quarterly
		Interest Reset Dates:	January 29, April 29, July 29 and October 29
		Initial Interest Rate:	Three month LIBOR plus 3 bps, determined on July 30, 2013
Benchmark Treasury	1.750% due May 15, 2023	Not Applicable
Benchmark Treasury Yield	2.583%	Not Applicable
Spread to Benchmark Treasury	T + 83 bps	Not Applicable
Yield to Maturity	3.413%	Not Applicable
Make-Whole Call	T + 12.5 bps	Not Applicable
Par Call	Not Applicable	Not Applicable
Price to Public	99.680%	100%
Underwriting Discount	0.40%	0.10%
Day Count	30/360	Actual/360, Modified Following Business Day
Minimum Denomination	$100,000 and multiples of $1,000	$100,000 and multiples of $1,000
CUSIP	459200 HP9	459200 HN4
ISIN	US459200HP91	US459200HN44

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, J.P. Morgan Securities LLC at (212) 834-4533 and Morgan Stanley & Co. LLC toll-free at (866) 718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by International Business Machines Corporation on July 29, 2013 relating to its Prospectus dated July 26, 2013.